Date: May 20, 2019

Sharing Services Global Corporation

1700 Coit Road

Suite 100

Plano, Texas 75075

Attention: Board of Directors

RE:	Resignation Letter

Board Members:

The purpose of this letter is to notify you of my resignation from the position that I hold as a member of the Board of Directors of Sharing Services Global Corporation (the “Company”).

As we have recently discussed, given the rapid expansion of the Company, I feel that it is imperative that I invest my focused attention on the expanding nature of my Chief Financial Officer duties to the Company.

Notwithstanding this decision, I want to assure the Board of my continued commitment to the success of the Company and to offer my leadership, experience, vision and energy to the greatest extent possible in the fulfillment of that commitment.

This letter is to be deemed effective as of May 20, 2019.

Sincerely Yours,

/s/ Frank “Al” Walters
Frank “Al” Walters

cc:	Cathy McCain, General Counsel